

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

James Porter
Chief Executive Officer
Nuvalent, Inc.
One Broadway, 14th Floor
Cambridge, MA 02142

Re: Nuvalent, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.11 and 10.12
Filed July 7, 2021
File No. 333-257730

Dear Dr. Porter:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance